FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Name and Address of Reporting Person Strecker David B	2. Date of Event Requiring Statement (Month/Day/Year) 2/07/02	4. Issuer Name and Ticket or Trading Symbol Electronic Systems Technology, Inc. (ELST)	6. If Amendment, Date of Original (Month/Day/Year)
(Last) (First) (MI) 746 N. Quebec	3. IRS or SSN of Reporting Person (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ ] Officer (give title below) [ X ] Other (specify below) Vice President of Engineering	7. Individual or Joint/Group Filing (Check applicable line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street) Kennewick WA 99336
(City) (State) (Zip)	Table I : Non-Derivative Securities Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Inst. 5)
Common Stock	20,000	D

Reminder: Report of a separate line for each class securities owned directly or indirectly.

Form 3 (continued)

Table II : Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
OPTIONS	2/12/1999	2/11/2002	Common Stock	15,000	$0.44	D
OPTIONS	2/11/2000	2/10/2003	Common Stock	15,000	$2.81	D
OPTIONS	2/9/2001	2/9/2004	Common Stock	15,000	$0.44	D

Explanation of Responses:

/s/ D. BRENT STRECKER February 12, 2002
________________________________ ____________
**Signature of Reporting Person Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.